LASER PHOTONICS CORPORATION

1101 N. Keller Road, Suite G

Orlando, FL 32810

August 5, 2022

Via Edgar Correspondence

Thomas Jones, Esq.

Staff Attorney

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Laser Photonics Corporation Amendment No. 10 to Registration Statement on Form S-1 Filed August 1, 2022 File No. 333-261129

Dear Mr. Jones:

Laser Photonics Corporation (the “Company”) is transmitting this letter in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 3, 2022, with respect to Amendment No. 10 to the registration statement on Form S-1 (File No. 333-261129) that was originally confidentially submitted to the Commission on July 28, 2021 and amended on September 29, 2021, December 23, 2021, January 19, 2021, February 7, 2022, February 23, 2022, March 2, 2022, March 13, 2022, April 29, 2022, June 21, 2022, July18, 2022 and August 1, 2022 (the “Registration Statement”). This letter is being submitted together with the filing of Amendment No. 11 to the Registration Statement (“Amendment No. 11”). The numbered paragraphs below correspond to the numbered comments in the Staff’s letter that are bolded and italicized.

Summary of Risk Factors, page 7

1.	Please expand this section to highlight the two new risk factors about internal control over financial reporting mentioned on page 30.

Response: We have added two bullets to address the internal control risk factors added in the last amendment on page 7 of this Amendment No. 11.

The obligations associated with being a public company, page 29

2.	Please reconcile the disclosure on page 29 that you "are subject to the reporting requirements of the Exchange Act" with the disclosure in the last paragraph on page 43.

Response: We have deleted the conflicting disclosure on page 43. The deleted disclosure was a holdover from precedent, and we believe the relevant issues are appropriately and thoroughly addressed in the Risk Factors section, including, but not limited to, the disclosures captioned “The obligations associated with being a public company require significant resources and management attention, which may divert from our business operations” and “Public company compliance may make it more difficult to attract and retain officers and directors.”

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

August 5, 2022

Signatures, page 80

3.

To the extent that one officer serves in multiple capacities (e.g., your chief financial officer serves as both your principal financial officer and principal accounting officer), please revise your signature page to clarify.

Response: We have revised the signature page to clarify that Mr. Schick is signing both as principal financial officer and as principal accounting officer.

Exhibit 23.1, page 95

4.	We note that the auditor’s consent refers to the previous amendment. Please obtain a revised consent that refers to the appropriate registration statement amendment.

Response: The consent filed with Amendment No. 11 has been updated to reference Amendment No. 11.

Note 3. Restatement, page F-15

5.

Your revised disclosures in response to comment 2 do not appear to address the adjustments made to fiscal 2021 net cash provided by operating activities and net cash used in financing activities, which changed between amendment numbers 7 and 8 from $998,353 and ($572,640), respectively, to $1,311,254 and ($885,541), respectively. Please discuss these changes in your disclosures in accordance with ASC 250-10-50-7 through -10.

Response: We have revised Note 8 on page F-18 to describe the reasons for the changes in the Statements of Cash Flows over the course of the two pre-effective amendments. In this regard, please note that, as described, corrective disclosure was required because of inadvertent human errors, not errors in accounting.

If you have any further comments or questions regarding our response, please contact Joseph M. Lucosky, Lucosky Brookman LLP at (732) 690-8515 and by email at jlucosky@lucbro.com. If you cannot reach him, please contact Ernest M. Stern, Culhane Meadows PLLC at (301) 910-2030 and by email at estern@cm.law, or the undersigned at wtupuola@laserphotonics.com.

Sincerely,

/s/ Wayne Tupuola
Wayne Tupuola Chief Executive Officer

Cc:	Ernest M. Stern, Esq., Culhane Meadows PLLC Joseph M. Lucosky, Esq., Lucosky Brookman LLP Christopher J. Bellini, Esq., Cozen O’Connor